(As filed on February 21, 2003)

                                                             File No. 70-[_____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                     --------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    ----------------------------------------

                          UNISOURCE ENERGY CORPORATION
                       One South Church Avenue, Suite 100
                              Tucson, Arizona 85701
                                 (520) 571-4000

                   (Name of company filing this statement and
                     address of principal executive offices)

                     ---------------------------------------

                                      None

                 (Name of top registered holding company parent)

                      -------------------------------------

                        Kevin P. Larson, Vice President,
                      Chief Financial Officer and Treasurer
                          UniSource Energy Corporation
                       One South Church Avenue, Suite 100
                              Tucson, Arizona 85701
                                 (520) 571-4000

                     (Name and address of agent for service)

                      -------------------------------------

      The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

     Vincent Nitido, Jr., Vice President,         J. Anthony Terrell, Esq.
     General Counsel and Corporate Secretary      John T. Hood, Esq.
     UniSource Energy Corporation                 Andrew F. MacDonald, Esq.
     One South Church Avenue, Suite 100           Thelen Reid & Priest LLP
     Tucson, Arizona 85701                        875 Third Avenue
                                                  New York, New York  10022

                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction....................................4
     1.1  Introduction.........................................................4
     1.2  Description of UniSource Energy and its Subsidiaries.................5
     1.3  Description of Citizens' Arizona Public Utility Assets..............12
     1.4  Principal Terms of Transaction Agreements...........................14
     1.5  Financing of the Purchase Price.....................................15
     1.6  The HoldCo Structure................................................16
Item 2. Fees, Commissions and Expenses........................................17
Item 3. Applicable Statutory Provisions.......................................17
     3.1  General Overview of Applicable Statutory Provisions.................17
     3.2  Compliance with Standards of Section 10.............................19
          a.  The Acquisition is Lawful Under Section 8 of the Act and
              Is Not Detrimental to the Carrying Out of the Provisions
              of Section 11...................................................19
          b.  The Acquisition Will Serve the Public Interest by Tending
              Toward the Economical and Efficient Development of an
              Integrated Public-Utility System................................25
          c.  Compliance with Relevant State Law..............................28
          d.  The Acquisition Will Not Tend Towards Interlocking Relations
              or Concentration of Control of Public-Utility Companies
              that is Detrimental to the Public Interest or Interest of
              Investors or Consumers..........................................28
              (i)  Interlocking Relationships.................................28
              (ii) Concentration of Control...................................28
          e.  The Consideration To Be Paid Is Reasonable and Bears a
              Fair Relation to the Value of the Utility Assets Underlying
              the Securities To Be Acquired...................................31
          f.  The Acquisition Will Not Unduly Complicate the Capital
              Structure of the UniSource Energy System and Will Not Be Detrimental to the Public Interest, the Interest of Investors
              or Consumers, or the Proper Functioning of the UniSource
              Energy System...................................................32
     3.3  Exemption of UniSource Energy, TEP and HoldCo under
          Section 3(a)(1).....................................................34
Item 4. Regulatory Approvals..................................................38
     4.1  State Approvals:....................................................38
     4.2  Federal Approvals:..................................................38
Item 5. Procedure.        ....................................................39
Item 6. Exhibits and Financial Statements.....................................39
              (a)  Exhibits...................................................39
              (b)  Financial Statements.......................................41
Item 7. Information as to Environmental Effects...............................41

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

     1.1  Introduction.
          ------------

     UniSource Energy Corporation ("UniSource Energy"), an Arizona corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 2 thereunder.(1) UniSource Energy owns substantially all of the issued and outstanding common stock of Tucson Electric Power Company ("TEP"), also an Arizona corporation, which provides electric utility service in Tucson, Arizona and surrounding areas.

     UniSource Energy is filing this Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the acquisition, directly or indirectly, of all of the issued and outstanding common stock of one or more newly formed Arizona corporations (each a "New Utility Company," and together the "New Utility Companies"). UniSource Energy intends to organize the New Utility Company(ies) to serve as the corporate vehicle(s) through which UniSource Energy will acquire the operating electric and gas utility properties of Citizens Communications Company ("Citizens") that are located in Arizona (the "Transaction"). As part of this Application/Declaration, UniSource Energy is also requesting that the Commission issue an order pursuant to Section 3(a)(1) of the Act finding that, following completion of the Transaction described herein, UniSource Energy and its subsidiary companies as such will be entitled to an exemption from all provisions of the Act, except Section 9(a)(2).

----------

(1) See Statement, dated February 28, 2002, on Form U-3A-2 filed by UniSource Energy in File No. 69-427.

     As more fully explained below, UniSource Energy may either combine the purchased assets in one New Utility Company or keep the purchased electric and gas utility assets separate in two different New Utility Companies. (Solely for the sake of convenience, the New Utility Companies will hereafter generally be referred to in the plural). The New Utility Companies will be incorporated under Arizona law. UniSource Energy will either acquire and hold the common stock of the New Utility Companies directly or, alternatively, as direct subsidiaries of a newly formed Arizona corporation (referred to as "HoldCo") that will be a direct subsidiary of UniSource Energy (hereafter referred to as the "HoldCo Structure"). UniSource Energy has not yet determined the optimum structure for the Transaction from the standpoint of financing, rates and ongoing regulation. In the event that the HoldCo Structure is employed, it is requested that HoldCo be deemed to be an additional applicant in this proceeding and that the Commission's order granting UniSource Energy an exemption under Section 3(a)(1) of the Act also grant HoldCo an exemption.

     The Transaction is subject to, among other conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and expiration or early termination of the statutory waiting period thereunder. (See Item 4 - Regulatory Approvals). The boards of directors of UniSource Energy and Citizens have each approved the proposed Transaction. The Transaction does not require shareholder approval by either company.

     1.2  Description of UniSource Energy and its Subsidiaries.
          ----------------------------------------------------

     UniSource Energy became a holding company over TEP in January 1998 as a result of a statutory share exchange in which the holders of the outstanding shares of TEP common stock became the holders of shares of UniSource Energy common stock and TEP became a subsidiary of UniSource Energy.(2) UniSource Energy owns substantially all of the issued and outstanding common stock of TEP,(3) as well as all of the issued and outstanding common stock of two direct non-utility subsidiaries, Millennium Energy Holdings, Inc. ("Millennium") and UniSource Energy Development Company ("UED"). UniSource Energy itself does not engage in any business activities or have any material assets, other than the stock of its subsidiaries.

     In 2001, TEP, UniSource Energy's predominant subsidiary, accounted for approximately 94% of UniSource Energy's total consolidated assets and more than 99% of UniSource Energy's operating revenues. TEP is a vertically integrated electric utility company that provides retail service to over 350,000 customers in a 1,155 square-mile area of southeastern Arizona having a population of approximately 871,000. This area includes the City of Tucson and adjoining areas

----------

(2) The share exchange was approved by the Arizona Corporation Commission by order dated November 25, 1997. See In the Matter of the Notice and Intent of Tucson Electric Power Company to Organize a Public Utility Holding Company and for Related Approvals of Waivers Pursuant to R14-2-1801, ET SEQ., Docket No. U-1933-97-176, Decision 60480 (Nov. 25, 1997) (hereafter, the "Holding Company Order"). TEP also sought and obtained a "no-action" letter from the Division of Investment Management ("Division") in which the Division agreed not to recommend any enforcement action to the Commission if the share exchange were consummated without the approval of the Commission under Section 9(a)(2) of the Act. See Tucson Electric Power Co., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 890 (Sept. 27, 1995) (hereafter, the "1995 No-Action Letter").

(3) UniSource Energy holds all but 121 shares of TEP's outstanding common stock. In 1992, TEP issued warrants to purchase its common stock to certain institutional investors in connection with the financial restructuring of TEP that is described below. The subsequent statutory share exchange that established UniSource Energy as a holding company over TEP did not alter the rights of TEP warrant holders to continue to acquire TEP common stock. In August 1998, UniSource Energy offered warrants to purchase UniSource Energy common stock in exchange for the outstanding TEP warrants. Warrants representing the right to acquire approximately 918,000 shares of TEP common stock were not exchanged for the UniSource Energy warrants. Of that number, warrants to acquire 121 shares of TEP common stock were exercised. The remaining TEP warrants expired in December 2002.

of Pima County. (See Exhibit E-1). TEP also supplies the power requirements of a military base that is located in Cochise County, to the east of Tucson, and sells electricity at wholesale to other utilities and power marketing entities in the western U.S. Substantially all of these sales take place in Arizona.

     At December 31, 2002, TEP owned or leased 2,002 MW of net generating capability as set forth in the following table:

---------------------------------------------------------------------------------------
Generating Source                Location              Fuel Type    Net Capability - MW
                                                                    (TEP's share)
---------------------------------------------------------------------------------------
Springerville Sta. - Unit 1      Springerville, AZ     Coal         380
---------------------------------------------------------------------------------------
Springerville Sta. - Unit 2 *    Springerville, AZ     Coal         380
---------------------------------------------------------------------------------------
San Juan Sta. - Unit 1           Farmington, NM        Coal         164
---------------------------------------------------------------------------------------
San Juan Sta. - Unit 2           Farmington, NM        Coal         158
---------------------------------------------------------------------------------------
Navajo Sta. - Unit 1             Page, AZ              Coal         56
---------------------------------------------------------------------------------------
Navajo Sta.  - Unit 2            Page, AZ              Coal         56
---------------------------------------------------------------------------------------
Navajo Sta.  - Unit 3            Page, AZ              Coal         56
---------------------------------------------------------------------------------------
Four Corners Sta. - Unit 4       Farmington, NM        Coal         55
---------------------------------------------------------------------------------------
Four Corners Sta. - Unit 5       Farmington, NM        Coal         55
---------------------------------------------------------------------------------------
Irvington  Sta.- Unit 1          Tucson, AZ            Gas/Oil      81
---------------------------------------------------------------------------------------
Irvington Sta. - Unit 2          Tucson, AZ            Gas/Oil      81
---------------------------------------------------------------------------------------
Irvington  Sta. - Unit 3         Tucson, AZ            Gas/Oil      104
---------------------------------------------------------------------------------------
Irvington Sta. - Unit 4          Tucson, AZ            Coal/Gas     156
---------------------------------------------------------------------------------------
Combustion Turbine               Tucson, AZ            Gas/Oil      122
---------------------------------------------------------------------------------------
Combustion Turbine               Tucson, AZ            Gas          75
---------------------------------------------------------------------------------------
Combustion Turbine               Tucson, AZ            Gas          20
---------------------------------------------------------------------------------------
Solar Electric Generation        Springerville, AZ     Solar        3
---------------------------------------------------------------------------------------

     * Title to Springerville Unit 2 is held by San Carlos Resources, Inc., a wholly-owned subsidiary of TEP.

     TEP is the sole owner (or lessee) and the operator of the Springerville and Irvington generating stations. The Four Corners, Navajo and San Juan stations are jointly owned with and operated by other utilities. TEP's generating facilities located in or about the City of Tucson, Arizona are sometimes herein called the "Local TEP Generating Facilities." All other TEP generating facilities are sometimes herein called the "Remote TEP Generating Facilities."

     TEP's transmission facilities transmit electricity from the Four Corners, Navajo, San Juan and Springerville generating stations to the Tucson area for use by TEP's retail customers. TEP is directly interconnected to Arizona Public Service Company ("APS"), Southwest Transmission Cooperative, Inc. ("Southwest Transmission Cooperative"), El Paso Electric Company, Public Service Company of New Mexico, The Salt River Project Agricultural Improvement and Power District ("Salt River"), Nevada Power Company, and Tri-State Generation Transmission Cooperative. As of December 31, 2002, TEP owned, or participated in, an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500 kV lines, 1,122 circuit-miles of 345 kV lines, 371 circuit-miles of 138 kV lines, 434 circuit-miles of 46 kV lines, and 12,095 circuit-miles of lower voltage primary lines. TEP's underground electric distribution system is comprised of 7,353 cable-miles. Electric substation capacity associated with the above-described electric system consisted of 192 substations having a total installed transformer capacity of 5,602,522 kVA. The above facilities are all located in Arizona except for approximately 560 circuit-miles of 345 kV transmission lines in which TEP has a fractional undivided interest that are located in New Mexico and used to deliver electric energy produced at the Four Corners and San Juan stations to TEP at the Arizona-New Mexico border.

     Exhibit E-2 hereto shows the location of the principal electric generation and transmission facilities owned by TEP.

     TEP is subject to regulation by the Arizona Corporation Commission ("ACC") with respect to retail electric rates, the issuance of securities, affiliate transactions, the maintenance of books and records, and other matters and by the

Federal Energy Regulatory Commission ("FERC") with respect to wholesale electric rates and electric transmission service.

     Millennium, which serves as the holding company for most of UniSource Energy's non-utility operations, invests in various unregulated ventures related primarily to the energy business, including investments in a developer of thin-film batteries, a developer of small-scale commercial satellites, and a developer and manufacturer of thin-film photovoltaic cells. UED, established in 2001, is the developer of the expansion project at the Springerville Generating Station.

     TEP has five direct, wholly-owned, non-utility subsidiaries, as follows:
Escavada Company, which is engaged in the business of maintaining miscellaneous assets and property; San Carlos Resources, Inc. ("San Carlos"), which holds legal title to Unit No. 2 of the Springerville Generating Station, and is the lessee, jointly and severally with TEP, of an undivided one-half interest in certain facilities shared in common between Unit No. 1 and Unit No. 2 of the Springerville Generating Station;(4) Sierrita Resources, Inc., which holds investments in financial assets; Tucson Resources, Inc., which also holds investments in financial assets; and Tucsonel Inc., which holds an undivided interest in the Springerville Generating Station coal-handling facility. TEP also holds minority interests in entities that provide demand side and energy management services and engage in development activities relating to

----------

(4) In the 1995 No-Action Letter, supra note 2, the Division agreed not to recommend any enforcement action to the Commission under Section 2(a)(3) of the Act if San Carlos were treated by TEP and UniSource Energy as not being an "electric utility company" based on the passive nature of its ownership interest in the Springerville station facilities and various other factors.

technologies that provide pricing and other related services to consumers for a wide variety of products, including utility services.

     A more complete description of UniSource Energy's direct and indirect non-utility subsidiaries and investments will be filed by amendment as Exhibit I hereto.

     For the twelve months ended December 31, 2001, UniSource Energy reported consolidated operating revenues of $1.4 billion, more than 99% of which were derived from retail and wholesale sales of electricity and related transmission and distribution services. At September 30, 2002, UniSource Energy had $2.7 billion in total assets, including total net utility plant of $1.7 billion.

     As of November 7, 2002, UniSource Energy had issued and outstanding 33,574,515 shares of common stock, no par value, which are listed and traded on the New York Stock Exchange and the Pacific Exchange. UniSource Energy's only outstanding debt is a $95 million intercompany note payable to TEP. The note bears interest at 9.78% per annum and is due in 2008. The note was issued by UniSource Energy to TEP shortly after UniSource Energy was organized in 1998 in exchange for the stock of Millennium, which was a subsidiary of TEP prior to the reorganization. The ACC approved this transaction as part of the Holding Company Order.(5)

----------

(5) Various restrictions and conditions were imposed under the Holding Company Order, as later modified by order dated November 30, 1999, in order to protect TEP's financial integrity. Among other restrictions, TEP may not declare or pay dividends in excess of 75% of its annual earnings until TEP's equity ratio equals 37.5% of total capitalization, excluding capital lease obligations. Further, without prior ACC approval, TEP may not guarantee any debt obligations of UniSource Energy or any associate companies, and UniSource Energy may not pledge TEP's common stock as collateral security for debt of UniSource Energy or any associate company.

     TEP has issued and outstanding 32,139,555 shares of common stock, no par value, of which 32,139,434 are held by UniSource Energy. Also, as of September 30, 2002, TEP had issued and outstanding $800 million principal amount of long-term debt (excluding current portion), including first and second mortgage bonds that are secured by a lien on substantially all of the properties and assets owned by TEP, and long-term capital lease obligations (excluding current portion) totaling $801 million. At September 30, 2002, TEP did not have any outstanding short-term debt. The current portion of TEP's long-term debt and capital lease obligations totaled $373 million at September 30, 2002. TEP's senior secured debt is currently rated BBB- by Standard & Poor's ("S&P"), Ba2 by Moody's Investor Service ("Moody's"), and BB+ by Fitch Inc. ("Fitch").

     On a consolidated basis, UniSource Energy's capitalization at September 30, 2002 was as follows:

Common equity                               $441,496,000              18.26%
Capital lease obligations                   $801,750,000              33.16%
Long-term debt                              $800,669,000              33.12%
Short-term debt (incl. current              $373,685,000              15.46%
portion of Long-term debt)*               ==============             =======
     Total capitalization                 $2,417,600,000             100.00%

     TEP's consolidated capitalization at September 30, 2002 was as follows:

Common equity                               $354,829,000              15.23%
Capital lease obligations                   $801,083,000              34.39%
Long-term debt                              $800,199,000              34.35%
Short-term debt (incl. current              $373,180,000              16.02%
portion of Long-term debt)*               ==============             =======
     Total capitalization                 $2,329,291,000             100.00%

     * Includes $329 million in tax-exempt variable rate bonds backed by letters of credit (LOCs) under TEP's Credit Agreement. The LOCs were to expire on December 30, 2002. Thus, the variable rate bonds were classified as short-term debt as of September 30, 2002. In November 2002, the LOCs were replaced with new LOCs that expire in 2006, as a result of which the variable rate bonds were classified as long-term debt.

     In December 1992, TEP completed a comprehensive restructuring in order to address severe financial difficulties that had developed in the late 1980s and early 1990s primarily as a result of TEP's inability to sell that portion of its generating capacity that was in excess of its retail demand, plus reserves, on a profitable basis, certain adverse retail rate actions by the ACC in 1989 and 1991, above-market costs associated with existing long-term commitments under fuel supply and transportation contracts, losses on non-utility investments, and high debt leverage. Effective January 31, 1991, TEP began to withhold required payments under its bank credit facilities, as well as under certain lease and fuel supply and transportation contracts. By December 1992, TEP had withheld payments aggregating approximately $232 million (excluding matured or accelerated principal payments) under these arrangements. Under a financial restructuring plan negotiated between TEP and certain of its creditors and suppliers in 1992, TEP issued common stock and warrants to certain lenders and lease participants in consideration of, among other things, the modification of the terms of such debt and lease obligations and forgiveness of payment of certain amounts previously withheld. In addition, TEP's outstanding cumulative preferred stock was reclassified as common stock.

     Following the completion of TEP's 1992 financial restructuring, TEP had a $38 million deficit in common stock equity. Its common stock equity ratio has improved steadily since the 1992 financial restructuring, even after payment of dividends of $34 million in 1999, $30 million in 2000, and $50 million in 2001.

     1.3  Description of Citizens' Arizona Public Utility Assets.
          ------------------------------------------------------

     Citizens, a Delaware corporation, operates as an electric and gas utility in Arizona through two operating divisions. Through its Arizona Electric Division, Citizens is certificated to provide electric service in most of Mohave

County in northwest Arizona and in all of Santa Cruz County in southeast Arizona between TEP's service area and the U.S.-Mexico border. (See Exhibit E-1). Citizens provides electric service to approximately 77,500 customers in these two counties. Through its Arizona Gas Division, Citizens provides natural gas service in most of northern Arizona, including portions of Mohave, Yavapai, Coconino, Navajo, Greenlee, and Apache Counties, as well as Santa Cruz County in southeast Arizona. Citizens currently serves approximately 125,000 retail natural gas customers in Arizona. (See Exhibit E-3).

     Citizens purchases substantially all of its electric requirements under a long-term contract with Pinnacle West Capital Corporation, an affiliate of APS. Citizens owns one generating station with three units having a combined capacity of approximately 47 MW. These units are typically run only at times of impending outages or otherwise during periods of system emergencies. Citizens' electric transmission and distribution system in Arizona consists of approximately 56 circuit-miles of 115 kV transmission lines, 229 circuit-miles of 69 kV transmission lines, and 3,116 circuit-miles of underground and overhead distribution lines. Citizens also owns 38 substations having a total installed transformer capacity of 1,077,300 kVA.

     Citizens' gas transmission and distribution system in Arizona consists of approximately 168 miles of steel transmission mains, 2,459 miles of steel and plastic distribution mains, and 127,015 customer service lines. Citizens purchases substantially all of its gas requirements in Arizona under a variety of long-term and short-term contracts with marketers and producers. Most of the gas distributed by Citizens in Arizona is produced in the San Juan Basin in the Four Corners region and delivered on the El Paso and Transwestern interstate pipeline systems.

     Citizens is subject to regulation in Arizona by the ACC with respect to retail electric and gas rates, the issuance of securities, affiliate transactions, the maintenance of books and records, and other matters and by the FERC with respect to wholesale power sales and interstate transmission service.

     1.4  Principal Terms of Transaction Agreements.
          -----------------------------------------

     Citizens and UniSource Energy have entered into separate Asset Purchase Agreements, each dated October 29, 2002, relating to the purchase of Citizens' electric and gas utility businesses in Arizona. Under the terms of the Asset Purchase Agreement relating to Citizens' electric utility business (Exhibit B-1 hereto), Citizens has agreed to sell and UniSource Energy has agreed to purchase all of the assets (subject to certain stated exceptions) used by Citizens in connection with or otherwise necessary for the conduct of its electric utility business in Arizona. These assets include, but are not limited to, real property and real property leases, accounts receivable, machinery and other equipment, certain assigned agreements, Citizens' Certificates to provide electric service and other transferable permits, and certain other assets related to its Arizona electric utility business ("Electric Assets").

     Under the terms of the Asset Purchase Agreement relating to Citizens' gas utility business (Exhibit B-2 hereto), Citizens has agreed to sell and UniSource Energy has agreed to purchase all of the assets (subject to certain stated exceptions) used by Citizens in connection with or otherwise necessary for the conduct of its gas utility business in Arizona. These assets include, but are not limited to, real property and real property leases, accounts receivable, machinery and other equipment, certain assigned agreements, Citizens' Certificates to provide gas service and other transferable permits, and certain other assets related to its gas utility business in Arizona ("Gas Assets").

     UniSource Energy has agreed to pay Citizens $92 million in cash for the Electric Assets and $138 million in cash for the Gas Assets, subject in each case to adjustment based on the date on which the Transaction closes and on the amount of certain assets and liabilities associated with the purchased assets at the time of closing. In addition, the base price for the Electric Assets and the Gas Assets will be reduced by $10 million in the aggregate if the Transaction closes by July 28, 2003. UniSource Energy will share this savings with the customers of the New Utility Companies. UniSource Energy will not assume Citizens' obligations under existing industrial development revenue bonds that were issued to finance portions of the purchased assets. Citizens will remain liable on these obligations.

     Under the Asset Purchase Agreements, UniSource Energy and Citizens also agreed to coordinate the overall development of the positions to be taken and the regulatory actions to be requested regarding the two utility rate cases that Citizens has pending before the ACC. As part of the Joint Application filed with the ACC, UniSource Energy is seeking approval for a reduced level of rate increases. (See Item 4 - Regulatory Approvals). Under the proposed rate plan filed with the ACC as part of the Joint Application, Citizens' electric and gas customers would save a total of about $29 million per year, as compared to the amount of rate increases proposed in Citizens' pending applications.

     1.5  Financing of the Purchase Price.
          -------------------------------

     UniSource Energy intends to fund the purchase price under the Asset Purchase Agreements using a combination of several sources, including: (1) available cash at UniSource Energy, (2) possibly the issuance of new equity by UniSource Energy, (3) a loan from TEP, and (4) debt issued by the New Utility Companies or HoldCo (if the HoldCo Structure is utilized), which will be repaid either directly or indirectly from the cash flows of the New Utility Companies.

     More specifically, in the Joint Application, UniSource Energy is requesting the authorization of the ACC for the New Utility Companies to (1) issue or guarantee up to $175 million of debt securities for the purpose of funding a portion of the purchase price and initial working capital requirements of the New Utility Companies; (2) issue or guarantee additional debt securities from time to time under the terms of a new revolving credit agreement that will provide ongoing liquidity support to the New Utility Companies; (3) enter into indentures or security agreements which grant liens on some or all of the properties held by such companies to secure the debt obligations of such companies; and (4) cause the New Utility Companies to issue common stock to UniSource Energy (or to HoldCo if the HoldCo Structure is utilized). Additionally, UniSource Energy and TEP are seeking authority from the ACC to allow TEP to fund up to $50 million of the aggregate purchase price through a loan to UniSource Energy. Authorization of this loan from TEP would provide financing flexibility to UniSource Energy in the event that, at the time of the consummation of the Transaction, UniSource Energy is unable to issue common stock on reasonable terms in order to fund the purchase price.

     Under the financing plan filed with the ACC, the New Utility Companies are expected to have an initial capital structure of about 40% common equity and 60% long-term debt. UniSource Energy's objective is to capitalize the New Utility Companies at a level that is consistent with an investment grade rating, in accordance with current ratings criteria published by the principal rating agencies.

     1.6  The HoldCo Structure.
          --------------------

     Under the proposed HoldCo Structure - that is, inserting an intermediate holding company between UniSource Energy and the New Utility Companies - HoldCo, rather than the New Utility Companies, would issue the debt securities for the acquisition and use the proceeds thereof, together with the equity funds provided by UniSource Energy (including the proceeds of a loan by TEP to UniSource Energy), to fund the asset purchases and working capital needs of the New Utility Companies. The principal benefit of the HoldCo Structure is the ability to realize possibly lower financing costs associated with a larger debt offering. Similar financing savings could be achieved by combining the Electric Assets and Gas Assets in a single New Utility Company that would be a direct subsidiary of UniSource Energy. In that case, however, the benefits of having separate operating companies for the acquired gas and electric businesses would be lost.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, will total approximately $5.6 million, as follows.

Investment bankers fees and expenses..................................$3,000,000

Lenders fees and expenses.............................................$1,500,000

Accountants fees........................................................$300,000

Legal fees and expenses.................................................$600,000

Other...................................................................$200,000
                                                                      ----------

     TOTAL............................................................$5,600,000

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     3.1  General Overview of Applicable Statutory Provisions.
          ---------------------------------------------------

     The acquisition of the common stock of the New Utility Companies by UniSource Energy (or by HoldCo if the HoldCo Structure is used) is subject to Sections 9(a)(2) and 10 of the Act. The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     Section 10(f) provides that the Commission:

          shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

     (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

An "integrated public-utility system" is defined in Section 2(a)(29) to mean:

     (A) As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; and

     (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     3.2  Compliance with Standards of Section 10.
          ---------------------------------------

     The proposed Transaction meets all the substantive requirements of subsections (b), (c) and (f) of Section 10 and therefore should be approved.

          a.   The Acquisition is Lawful Under Section 8 of the Act and Is Not
               ---------------------------------------------------------------
               Detrimental to the Carrying Out of the Provisions of Section 11.
               ---------------------------------------------------------------

     Section 10(c)(1) provides that the Commission shall not approve an acquisition that "is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the State commission when State law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable to UniSource Energy, which is seeking an exemption under Section 3(a)(1) of the Act. In any event, the Transaction for which approval is sought herein must be approved by the ACC, which has jurisdiction over both TEP and Citizens (with respect to its Arizona utility operations). Nor will approval of the Transaction be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection
(b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system . . .."
Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A)-(C) (the "ABC clauses") are satisfied.(6) Like Section 8, Section 11(b)(1) by its terms applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company whose ownership of both gas and electric operations is permitted and subject to "affirmative state regulation." See WPL Holdings, Inc., 49 S.E.C. 761, 772 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir.
1989), reaffirmed, 50 S.E.C. 728 (1991).

     The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses, provided that there is de facto integration of contiguous utility properties and

----------

(6) Under the "ABC" clauses, a registered holding company can own "one or more" additional integrated public-utility systems if the Commission finds that: "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

the holding company will be exempt from registration under Section 3(a) of the Act following the acquisition. See TUC Holding Company, 53 S.E.C. 101, 109-110
(1997), citing Gaz Metropolitain, Inc., 52 S.E.C. 56 (1994). De facto integration exists where the utility systems of the acquiring company and the acquired company generally overlap, the systems will be coordinated administratively following the proposed acquisition, and the proposed acquisition will allow the systems to compete more effectively without giving rise to any of the abuses that the Act was designed to prevent, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation. Id. In Sierra Pacific Resources, et al., Holding Co. Act Release No. 27054 (July 26, 1999), de facto integration of separate electric utility systems was found to exist where the service territories of the parties were not contiguous or overlapping, but were "in close proximity to one another."

     The service areas of TEP and Citizens in southeast Arizona are contiguous. Moreover, in January 2001, TEP and Citizens' entered into a project development agreement for the joint construction of a new 62-mile 345 kV transmission line extending from Tucson to Nogales, which is served by Citizens. The ACC has approved the location and construction of the line and TEP is currently seeking a special use permit from the U.S. Forest Service. Shortly after approval by the U.S. Forest Service, construction will commence with completion expected within eight months of that date. Upon completion of this line, TEP and the portion of the Citizens system south of Tucson will be directly interconnected.(7) Among other benefits, this project will improve reliability in Citizens' service area and could be used to wheel power produced by Remote TEP Generating Facilities (other than Springerville Unit No. 2) or purchased from third parties to that portion of Citizens system south of Tucson.

     TEP's service area is not contiguous to the portion of Citizens' electric system located in Mohave County (northwest Arizona) and also does not overlap or touch Citizens' gas service area in northern Arizona. However, TEP owns substantial generation and transmission assets (or interests therein) that are located within Citizens' gas service territory in northern Arizona, including the Springerville Generating Station (in Apache County), the Navajo Generating Station (in Coconino County), and a 500 kV transmission line that runs north to south through Citizens' service area in northern Arizona. Thus, TEP has a substantial physical presence in parts of northern Arizona that are served by Citizens.

     As described below, after the Transaction is completed, the combined properties of TEP and Citizens will be coordinated administratively, and Citizens' Arizona customers will realize significant rate savings and important benefits from being a part of a much larger, locally managed, enterprise. Nevertheless, in order to preserve the benefits associated with certain existing financing arrangements, UniSource Energy will have to observe restrictions on

----------

(7) The Commission has previously held that two electric systems that are not currently interconnected may nevertheless demonstrate that they are "capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act based on a commitment to construct a new interconnecting transmission line. See, e.g., New Century Energies, Inc., 53 S.E.C. 54 (1997) and WPL Holdings, Inc., et al., 53 S.E.C. 501 (1998). The plans for construction of the new 345 kV line in this case are at a much more advanced stage than in either of the two cited cases.

the physical operations of the combined electric utility properties. Citizens has financed portions of its electric properties in Arizona with the proceeds of industrial development revenue bonds ("IDBs") issued for its benefit by the respective industrial development authorities of Santa Cruz and Mohave Counties. Likewise, TEP has financed portions of its utility system with the proceeds of IDBs issued for its benefit by the respective industrial development authorities of Pima and Apache Counties. As a general rule, under the Internal Revenue Code of 1986, as amended (the "Code"), interest on debt issued by a State or local government is taxable to the recipient if the proceeds thereof are used to finance a private business activity, absent an applicable exception. One of the exceptions in the Code is the so called "two-county" rule, which permits the issuance of tax-exempt IDBs to finance "facilities for the local furnishing of electric energy," as defined in the Code. To qualify for this exception, the facilities must be part of a system used to provide electric service to the general populace of an area consisting solely of (1) a city and one contiguous county or (2) two contiguous counties. See section 142(a)(8) and (f) of the Code and Treasury Regulations section 1.103-8(f)(2)(iii).

     TEP and Citizens have each utilized the "two county" rule to obtain tax-exempt treatment for IDBs issued for their benefit. TEP has financed in this manner (i) substantial portions of its local low voltage transmission and distribution system, (ii) certain of the Local TEP Generating Facilities, and
(iii) Unit 2 of the Springerville Generating Station and the dedicated 345 kV transmission line bringing energy from that unit south to Tucson. Except for Springerville Unit 2 and the dedicated transmission line, none of the Remote TEP Generating Facilities or high voltage transmission facilities were financed in this manner.

     TEP and Citizens must observe certain operating limitations on the use of the facilities financed with the IDBs in order to ensure that the IDBs continue to qualify for tax-exempt treatment(8) and that the interest expense associated with the IDBs continues to be tax deductible to TEP and to Citizens.(9) If the historically separate electric systems of TEP and Citizens were operated as a single integrated and coordinated electric system, thereby enlarging TEP's and Citizens' service area to more than two contiguous counties, TEP and the New Utility Companies would not have future access to IDB financing on a tax-exempt basis.(10) Moreover, the outstanding IDBs issued for the benefit of TEP (totaling approximately $649 million in unpaid principal) and the outstanding IDBs issued to finance facilities for the benefit of Citizens (totaling approximately $94 million in unpaid principal) would have to be redeemed or defeased to their next permitted redemption date if there is to be any chance of preserving the tax-exempt status of interest on those outstanding IDBs.(11) If the relevant outstanding IDBs cannot be redeemed before the combined electric systems begin to be operated as a single integrated and coordinated system, TEP and Citizens would be denied federal income tax deductions for interest expense associated with those IDBs until they are actually redeemed.(12) However, it should be noted that these operating restrictions do not generally apply to the operation of facilities that are not treated as part of a system for the "local furnishing" of electricity. Thus, energy produced by the Remote TEP Generating Facilities (other than Springerville Unit 2) could be transmitted over TEP's

----------

(8) An explanation of these operating limitations, as applicable to Unit No. 2 of the Springerville Generating Station (which was financed by IDBs issued by the Apache County authority), were included in the 1995 No-Action Letter, supra note 2.

(9)  See Code ss. 150(b)(4).

(10) See Rev. Rul. 83-56, 1983-1 C.B. 22.

(11) See Treas. Reg. ss.ss. 1.142-1(b) and 1.142-2, which might be interpreted as providing that even timely redemption or defeasance might not be effective to preserve the tax-exempt status of the outstanding IDBs.

(12) Code ss. 150(b)(4). Under these circumstances, the relief provisions in Code ss. 142(f)(2)(B) and 142(f)(4) would not be available to either TEP or to Citizens.

other high-voltage transmission facilities and/or, when completed, the proposed new 345 kV line from Tucson to Nogales, as well as transmission facilities owned by other interconnected utilities, including but not limited to APS, Southwest Transmission Cooperative, Salt River and Western Area Power Administration, and delivered, subject to certain operating protocols, to either the northwestern or southern portion of the Citizens system. In addition, during "emergency circumstances" tax-related operating restrictions generally are suspended, and energy may flow freely from one system to the other without violating the "two-county" rule. Thus, even allowing for the restrictions under the "two-county" rule, there will still be some opportunities to coordinate the physical operations of the historic TEP and Citizens electric properties.

     Finally, the Transaction and related financing are subject to approval by the ACC, and the New Utility Companies will be locally managed. Thus, the Transaction will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to prevent. In fact, the Transaction will result in improvements in local management and operating efficiency.

          b.   The Acquisition Will Serve the Public Interest by Tending
               ---------------------------------------------------------
               Toward the Economical and Efficient Development of an
               -----------------------------------------------------
               Integrated Public-Utility System.
               --------------------------------

     Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of the New Utility Companies by UniSource Energy "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . ." As indicated, the existing electric properties of TEP and the electric and gas properties of Citizens will not, together, form a single integrated public-utility system. However, the

Commission has stated on numerous occasions that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system. See e.g., Union Electric Company, 45 S.E.C. 489 (1974). In essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system. In this case, following the acquisition, UniSource Energy will own utility operations consisting of (1) TEP's integrated electric utility system, which includes generation and transmission facilities located in Arizona and New Mexico that are interconnected with and used primarily to serve TEP's retail load in southeast Arizona, which will be physically interconnected with the portion of Citizens' electric system south of Tucson via a new 345 kV transmission line, (2) a separate electric utility transmission and distribution system in northwest Arizona, and (3) an integrated gas utility system serving most of northern Arizona and Santa Cruz County south of Tucson.(13)

     The economies and efficiencies expected to result from the Transaction are sufficient to satisfy the standards of Section 10(c)(2). The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corporation, 49 S.E.C. 472, 480 (1986), citing American Electric Power Company, Inc., 46 S.E.C. 1299, 1322 (1978).

----------

(13) Although Citizens' Arizona gas utility operations are conducted through two distinct divisions - the Northern Arizona Division and the Santa Cruz Division - management of gas supply, engineering services, and other administrative functions (such as billing, customer service, legal and regulatory services) for the two divisions are performed, and will continue to be performed, on centralized, coordinated basis.

     UniSource Energy has indicated in the Joint Application to the ACC (Exhibit D-1 hereto) that it will retain substantially all of Citizens' Arizona electric and gas utility employees. Hence, labor cost savings - typically one of the larger components of synergy savings in utility mergers - will not be realized to any great extent. Moreover, because Citizens has very little generating capacity of its own, there will be little opportunity to achieve fuel and production cost savings related to generation. Nevertheless, UniSource Energy believes that there will be opportunities to achieve modest synergy savings in both the operating and administrative areas. With respect to operations matters, the acquisition will allow more efficient utilization of fleet equipment, training facilities, transformer maintenance equipment, meter repair facilities, automated mapping facilities and substation testing equipment. Operational synergies will also be enhanced by the flexibility to dispatch electric trouble crews during certain emergency situations when not otherwise required for TEP operations. With respect to the administrative area, certain support service functions such as legal, regulatory, human resources, auditing, environmental services and risk management will be more effectively utilized among the UniSource Energy operating subsidiaries given the commonality of federal, state and local agency regulation. Also, it is expected that synergies will be obtained by spreading the utilization of information systems over an expanded customer base with respect to materials management, financial accounting, billing systems, call center operations, payroll services and employee records. Finally, natural gas procurement will benefit through the combination of purchases for both retail consumption and electric generation. The exact nature and timing of these synergy opportunities is still under review.

          c.   Compliance with Relevant State Law.
               ----------------------------------

     Section 10(f) of the Act states that the Commission may not approve a proposed acquisition unless it finds that the applicant has complied with all applicable state laws. As indicated, the Transaction and related financing must be approved by the ACC. A copy of the Joint Application filed with the ACC is included herewith as Exhibits D-1.

          d.   The Acquisition Will Not Tend Towards Interlocking Relations or
               ---------------------------------------------------------------
               Concentration of Control of Public-Utility Companies that is
               ------------------------------------------------------------
               Detrimental to the Public Interest or Interest of Investors or
               --------------------------------------------------------------
               Consumers.
               ---------

                    (i) Interlocking Relationships. Although any acquisition results in new links between previously unrelated companies, the relationships that will result from the Transaction are not the types of interlocking relationships prohibited by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operational and economic benefits to the integrated utility system. See Northeast Utilities, Inc., 50 S.E.C. 427, 443 (1990), as modified, 50 S.E.C. 511 (1990), aff'd sub nom., City of Holyoke
v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities).

                    (ii) Concentration of Control. Section 10(b)(1) was intended to avoid "an excess of concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." See Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., Inc., 46 S.E.C. at 1307.

     Size. If approved, the Transaction will create a combination electric and gas utility system having approximately 437,500 retail electric utility customers and approximately 125,000 retail gas utility customers, all in Arizona. On a pro forma basis, UniSource Energy and its subsidiaries will have total assets of approximately $2.9 billion as of September 30, 2002. In Arizona, UniSource Energy will continue to be substantially smaller than Arizona Public Service Company (total assets of $6.6 billion as of September 30, 2002 and approximately 875,000 electric utility customers).

     Economies and Efficiencies. As previously described, the Transaction will create opportunities for modest operating and administrative efficiencies. Thus, the Transaction will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.(14)

     Competitive Effects. As the Commission noted in Northeast Utilities, supra, at 445, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." UniSource Energy and Citizens intend to file the Notification and Report Forms

----------

(14) See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . .").

with the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") required by the HSR Act describing the Transaction. The proposed Transaction cannot be consummated until the applicable waiting period expires or is terminated.

     The competitive effects of the Transaction on wholesale power markets will also be reviewed by the FERC in light of the criteria set forth in FERC Order No. 592 (hereinafter, the "Merger Policy Statement")(15) and Order No. 642.(16) Specifically, the FERC must consider the effects of combining TEP's and Citizens' generation assets (horizontal market power), the effects of combining generation and transmission assets (one aspect of vertical market power), and the effects of combining electric and natural gas assets. As part of the joint application filed with FERC (Exhibit D-3 hereto), UniSource Energy, Citizens and TEP have offered expert economic testimony addressing the effect of the Transaction on competition.(17) The Commission has held, and the courts have agreed, that it may "watchfully defer" to FERC with respect to such matters. See City of Holyoke v. SEC, 972 F.2d at 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

----------

(15) See Inquiry Concerning Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, III FERC Stats. & Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 79 FERC P. 61,321 (1997) (codified at 18 C.F.R. ss. 2.26).

(16) See Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs. P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERC P. 61,289 (2001).

(17) See the Prepared Direct Testimony and Exhibits of expert witness J. Stephen Henderson, which is filed as "Exhibit JSH" to the FERC application (Exhibit D-3 hereto).

          e.   The Consideration To Be Paid Is Reasonable and Bears a Fair
               -----------------------------------------------------------
               Relation to the Value of the Utility Assets Underlying the
               ----------------------------------------------------------
               Securities To Be Acquired.
               -------------------------

     Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired." The Commission has found persuasive evidence that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Entergy Corporation, 51 S.E.C. at 869, 879
(1993); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).

     The purchase price resulted from arm's-length negotiations and was deemed acceptable by UniSource Energy after lengthy negotiations with Citizens and due diligence. The new rates proposed in the Joint Application to the ACC for the New Utility Companies, although representing a significant reduction in the level of rates previously requested by Citizens, were designed to allow the New Utility Companies to service the debt obligations they will incur to finance the Transaction and provide working capital and to earn an 11.0% return on equity.

     Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. UniSource Energy estimates that the fees, commissions and expenses that will be incurred in connection with the Transaction will total approximately $5.6 million (see Item 2 - Fees, Commissions and Expenses), or approximately 2.4% of the total consideration to be paid to Citizens for the purchased assets.

UniSource Energy believes that the estimated fees and expenses in this matter bear a fair relation to the consideration to be paid, and further that the fees and expenses are fair and reasonable in light of the size and complexity of the overall Transaction. See Northeast Utilities, 50 S.E.C. 427, 441 and 446 (1990) (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition).

          f.   The Acquisition Will Not Unduly Complicate the Capital Structure
               ----------------------------------------------------------------
               of the UniSource Energy System and Will Not Be Detrimental to the
               -----------------------------------------------------------------
               Public Interest, the Interest of Investors or Consumers, or the
               ---------------------------------------------------------------
               Proper Functioning of the UniSource Energy System.
               -------------------------------------------------

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.

     The capital structure of the UniSource Energy system following the Transaction will be substantially similar to the capital structures of many existing registered holding company systems. See, e.g., American Electric Power Co., Inc. 47 S.E.C. 215 (1980). UniSource Energy owns substantially all of the outstanding common stock of TEP and, following the Transaction, will own, directly or indirectly, all of the outstanding common stock of the New Utility Companies. Hence, the Transaction itself will not create any publicly-held minority interest in the voting securities of any public utility company. The only voting securities of UniSource Energy that will be publicly-held following the Transaction will be UniSource Energy's common stock. It is expected, based on UniSource Energy's review of the current rating criteria used by the principal nationally recognized statistical rating organizations ("NRSROs"), that the debt incurred by the New Utility Companies (or HoldCo if the HoldCo Structure is utilized) will have an investment grade rating by at least one NRSRO. The Transaction will have no effect on the outstanding securities of TEP.

     Finally, the effects, if any, of the Transaction on the capital costs and rates of Citizens and TEP have also been addressed in the Joint Application filed by Citizens and UniSource Energy with the ACC (Exhibit D-1 hereto).

     As explained in the Joint Application to the ACC, the TEP loan will bear interest at a market rate that will be pegged to TEP's borrowing cost under its existing revolving credit facility or any subsequent credit facility. TEP has provided financial projections to the ACC that show that the loan will not affect TEP's stated objective of continuing to improve its equity ratio, including using $30 million - $50 million per year for early debt retirements and lease debt purchases, thereby enabling TEP to remain on course to gradually deleverage its balance sheet and improve its credit ratings. Moreover, TEP's financial integrity will continue to be protected by the limitations and restrictions imposed under the Holding Company Order (supra note 2).

     The Transaction is also not anticipated to have any negative impact on the pro forma capitalization of UniSource Energy. UniSource Energy's consolidated capitalization currently consists of about 18% common equity, which is below the "traditionally acceptable 30% level." See Northeast Utilities, 50 S.E.C. at 440, note 47. As previously described, TEP's low common equity capitalization (which is essentially mirrored by UniSource Energy's consolidated capitalization) is the result of TEP's financial restructuring in late 1992. Since 1992, TEP's common equity has improved steadily, even after payment of dividends on common stock in 1999, 2000, and 2001. Under substantially similar circumstances, the Commission has permitted capital structures for registered holding companies consisting of less than 30% common equity. See e.g., Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27579 (Oct. 17, 2002).

     The Transaction itself, which, at this time, is expected to be financed in part with the proceeds of new common stock issued by UniSource Energy, may slightly improve UniSource Energy's consolidated equity to debt capitalization ratio. Moreover, the targeted capitalization ratios for the New Utility Subsidiaries, 40% common equity and 60% debt, are within acceptable industry ranges and consistent with an investment grade rating under current NRSRO ratings criteria.

     3.3  Exemption of UniSource Energy, TEP and HoldCo under Section 3(a)(1).
          -------------------------------------------------------------------

     Section3(a)(1) provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers" the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

As is clear from the language of the statute, the "predominantly intrastate in character/substantially in a single State" test is applied separately to the holding company system as a whole and to each "material" public-utility subsidiary.

     UniSource Energy and HoldCo (if the HoldCo Structure is utilized) will each satisfy the objective criteria for exemption under Section 3(a)(1) in this case. UniSource Energy and TEP are both incorporated under the laws of Arizona, and the New Utility Company(ies) and HoldCo (if the HoldCo Structure is used) will also be incorporated under Arizona law. UniSource Energy derives a "material part" of its income from TEP, its predominant public-utility subsidiary, and it is assumed for purposes hereof that each New Utility Company will also contribute a "material part" of UniSource Energy's income. TEP's public utility operations are confined substantially to Arizona, and the public utility operations of the New Utility Companies will be confined entirely to Arizona.(18)

     In determining whether a company is "predominantly intrastate in character" and operates "substantially in a single State," the Commission has historically considered various quantifiable factors, including gross operating revenues, net operating revenues, net income, number of customers served, location of utility assets, and net utility plant, in order to compare the company's out-of-state presence with its in-state presence. See NIPSCO Industries, Inc., 53 S.E.C. 1296, 1323 (1999) ("NIPSCO"). In a recent case, the Commission observed that, in practice, it has given the greatest deference to revenues. See C&T Enterprises, Inc., et al., Holding Co. Act Release No. 27590 (Oct. 31, 2002).

     With the exception of occasional wholesale sales of energy from the San Juan and Four Corners Generating Stations to wholesale customers in New Mexico, all of TEP's retail and wholesale sales of electric energy occur in Arizona or at the Arizona border.(19) In the three-year period 2000 through 2002, not more than 4% of TEP's total operating revenues were derived from wholesale sales

----------

(18) The interstate character of an applicant's non-utility businesses is not considered in determining whether a holding company is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (note 19) (1950).

(19) The Commission has previously held that, for purposes of Section 3(a)(1) of the Act, wholesale sales of electric energy to an out-of-state buyer that are made at the state line constitute a part of the intrastate public utility business of the applicant. See WPL Holdings, Inc., 49 S.E.C. 761, 773 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 50 S.E.C. 728 (1991), citing
Sierra Pacific Resources, Inc., 49 S.E.C. 735 (1988).

outside of Arizona. All of the retail and wholesale sales of electric energy and retail sales of gas by Citizens' Arizona utility division occur in Arizona or at the Arizona border. In NIPSCO, the Commission determined that the "predominantly intrastate in character/substantially in a single State" standard was met where, using a three-year historical average, 13.2% of NIPSCO's pro forma net operating revenues were derived from out-of-state operations. This is the highest percentage in any case in which the Commission has granted an exemption under
Section 3(a)(1) by order. TEP's three-year average of gross revenues from electricity sales outside of Arizona is well below that limit.(20)

     As indicated in Item 1 above, TEP has a fractional undivided interest in generating units located at two sites in New Mexico (the San Juan and Four Corners Generating Stations) representing, in the aggregate, 432 MW of its total of 2,002 MW of owned or leased generating capacity, plus a fractional undivided interest in two 345 kV transmission lines that are used to deliver the output from those stations to TEP at the Arizona-New Mexico border. The generating stations, which are operated by other co-owners, are required by TEP to serve its retail and wholesale loads in Arizona. As shown on Exhibit E-2, the 345 kV lines are also used to deliver power from the Springerville Generating Station, which is in Arizona, to the Tucson area. All of TEP's other utility assets are located in Arizona. At December 31, 2002, TEP's investment in the two plants and the portion of the 345 kV lines located outside of Arizona represented

----------

(20) In NIPSCO, the Commission attached greatest importance to net operating revenues, rather than gross operating revenues, because of NIPSCO's status as a combination gas and electric utility and the inherent difficulty of comparing the relative size of gas and electric operations based on gross revenues figures. TEP, in contrast, is an electric utility only. There is no need, therefore, to look beyond gross operating revenues to measure the relative size of its in-state and out-of-state utility business.

approximately 7% of its net utility plant. In NIPSCO, the Commission granted an exemption under Section 3(a)(1) where investment in out-of-state utility plant represented about 13.5% of the applicant's total net utility plant.

     In addition, with the exception of certain hours during its summer peaking period, TEP does not rely upon purchases of power in the wholesale power markets to meet its retail and long-term wholesale customer loads in Arizona. On the contrary, the capacity of TEP's owned and leased generating resources generally exceeds the requirements of its Arizona retail and long-term wholesale customer loads.(21) Further, TEP also does not participate through ownership in transmission lines that are used primarily to serve interstate wholesale markets. As shown on Exhibit E-2, TEP's long-distance, high voltage, transmission lines were constructed primarily to link the Remote TEP Generating Facilities to the Tucson area.

     There is also no basis for the Commission to conclude that the grant of an exemption to UniSource Energy and HoldCo (if the HoldCo Structure is utilized) would be "detrimental to the public interest or the interests of investors or consumers." TEP is and the New Utility Companies will be subject to effective state regulation by the ACC. The Transaction and related financing require ACC approval. TEP and the New Utility Company acquiring the Electric Assets will also be subject to ongoing regulation by the FERC.

----------

(21) In 2001, TEP generated 12,182,994,000 kW of power from its owned and leased units. Its retail electric sales, all in Arizona, totaled 8,260,883,000 kW. TEP's total owned and leased resources (1,999 MW in 2001) was only 8.6% greater than its peak retail customer demand (1,840 MW).

ITEM 4.  REGULATORY APPROVALS.
         --------------------

     4.1 State Approvals. The Transaction, as well as certain related financing proposals, including but not limited to TEP's loan to UniSource Energy, are subject to approval by the ACC. A copy of the Joint Application filed by Citizens and UniSource Energy with the ACC is filed herewith as Exhibit D-1.

     4.2  Federal Approvals.
          -----------------

     Federal Power Act. Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing transactions under the standards of Section 203, the FERC generally evaluates: whether the merger will adversely affect competition; whether the merger will adversely affect rates; and whether the merger will impair the effectiveness of regulation. A copy of the joint application filed by UniSource Energy, Citizens and TEP with the FERC requesting the necessary approvals of the Transaction under the Federal Power Act is filed herewith as Exhibit D-3.

     HSR Act. Under the HSR Act, and the rules promulgated thereunder by the FTC, the Transaction may not be consummated until UniSource Energy and Citizens file notifications and provide certain information to the FTC and the DOJ and specified waiting period requirements are satisfied. Even after the HSR Act waiting period expires or terminates, the FTC or the DOJ may later challenge the transaction on antitrust grounds. If the Transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin.

     Except as described above, no other state or federal commission, other than this Commission, has jurisdiction over the Transaction.(22)

ITEM 5.  PROCEDURE.
         ---------

     UniSource Energy requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable and issue an order approving the Application/Declaration as soon as its rules permit after the end of the required notice period. UniSource Energy requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waives a recommended decision by a hearing officer or other responsible officer of the Commission; and consents to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

               (a)  Exhibits.
                    --------

          A-1 Amended and Restated Articles of Incorporation of UniSource Energy Corporation (incorporated by reference to Exhibit 2(a) to Current Report of UniSource Energy Corporation on Form 8-A/A, dated January 30, 1998, in File No. 1-13739).

          A-2 Bylaws of UniSource Energy Corporation, as amended December 11, 1997 (incorporated by reference to Exhibit 2(b) to Current Report of UniSource Energy Corporation on Form 8-A, dated December 23, 1997, in File No. 1- 13739).

----------

(22) It is expected that Citizens will also require approvals (or disclaimers) of other state and federal agencies in order to transfer or amend certificates, permits and licenses that it now holds.

          A-3 Form of Restated Articles of Incorporation of New Utility Subsidiary (to be filed by amendment).

          A-4 Form of Bylaws of New Utility Subsidiary (to be filed by amendment).

          A-5 Form of Articles of Incorporation of HoldCo (to be filed by amendment if applicable).

          A-6 Form of Bylaws of HoldCo (to be filed by amendment if applicable).

          B-1 Asset Purchase Agreement, dated October 29, 2002, by and between Citizens Communications Company, as Seller, and UniSource Energy Corporation, as Buyer, relating to Seller's Arizona Electric Utility Business (incorporated by reference to Exhibit 99.1 to Current Report of UniSource Energy Corporation on Form 8-K, dated October 31, 2002, in File No.1-13739).

          B-2 Asset Purchase Agreement, dated October 29, 2002, by and between Citizens Communications Company, as Seller, and UniSource Energy Corporation, as Buyer, relating to Seller's Arizona gas utility business (incorporated by reference to Exhibit 99.2 to Current Report of UniSource Energy Corporation on Form 8-K, dated October 31, 2002, in File No.1-13739).

          C    None.

          D-1 Joint Application of Citizens Communications Company and UniSource Energy Corporation to the Arizona Corporation Commission.

          D-2 Order of the Arizona Corporation Commission (to be filed by amendment).

          D-3 Joint Application of Citizens Communications Company, Tucson Electric Power Company and UniSource Energy Corporation to the Federal Energy Regulatory Commission.

          D-4 Order of the Federal Energy Regulatory Commission (to be filed by amendment).

          E-1 Map showing electric service territories of Tucson Electric Power Company and Citizens Communications Company/Arizona Division (Form SE - Required paper format filing).

          E-2 Map showing principal electric generation and transmission facilities of Tucson Electric Power Company. (Form SE - Required paper format filing).

          E-3 Map showing gas service territories of Citizens Communications Company/Arizona Division (Form SE - Required paper format filing).

          F Opinion of counsel to UniSource Energy Corporation (to be filed by amendment).

          G    Proposed form of Federal Register notice.

          H Statement on Form U-3A-2 pursuant to Rule 2 of UniSource Energy Corporation for year ended December 31, 2001 (incorporated by reference to File No. 69-293).

          I Description of Non-Utility Subsidiaries of UniSource (to be filed by amendment).

               (b)  Financial Statements.
                    --------------------

          FS-1 Consolidated Balance Sheet and Statement of Income for UniSource
               Energy Corporation as of and for the year ended December 31, 2001 (incorporated by reference to the Annual Report of UniSource Energy Corporation on Form 10-K for the year ended December 31, 2001, in File No. 1-13739).

          FS-2 Consolidated Balance Sheet and Statement of Income for UniSource
               Energy Corporation as of and for the nine months ended September 30, 2002 (incorporated by reference to the Quarterly Report of UniSource Energy Corporation on Form 10-Q for the period ended September 30, 2002, in File No. 1-13739).

          FS-3 Unaudited Pro Forma Combined Condensed Balance Sheet of UniSource
               Energy Corporation (to be filed by amendment).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes in the operation of UniSource Energy or its subsidiaries that will have an impact on the environment. UniSource Energy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                         UNISOURCE ENERGY CORPORATION


                                         By: /s/ Kevin P. Larson
                                                 ---------------
                                         Name:   Kevin P. Larson
                                         Title:  Vice President, Chief Financial
                                                 Officer and Treasurer

Date: February 21, 2003


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